Filed Pursuant to Rule 424(b)(3)
Registration No. 333-165643

CARTER VALIDUS MISSION CRITICAL REIT, INC.

SUPPLEMENT NO. 7 DATED AUGUST 31, 2012 TO THE PROSPECTUS DATED APRIL 26, 2012

This document supplements, and should be read in conjunction with, the prospectus of Carter Validus Mission Critical REIT, Inc. (the “Company”), dated April 26, 2012, Supplement No. 5, dated August 9, 2012 and Supplement No. 6, dated August 17, 2012. Unless otherwise defined in this prospectus supplement, capitalized terms used in this prospectus supplement shall have the same meanings as set forth in the prospectus.

The purpose of this prospectus supplement is to describe the following:

(1)	the status of our initial public offering of shares of common stock;

(2)	the completion of our acquisition of the Baylor Medical Center; and

(3)	our entrance into a preferred equity loan agreement to provide funds for the construction of an acute care hospital facility.

Status of Our Public Offering

We commenced our initial public offering of 175,000,000 shares of common stock on December 10, 2010 (the “Offering”). Of these shares, we are offering 150,000,000 shares in a primary offering and 25,000,000 shares pursuant to our distribution reinvestment plan (“DRIP”). As of August 30, 2012, we had accepted investors’ subscriptions for and issued 11,999,654 shares of our common stock in the Offering (including shares of common stock issued pursuant to the DRIP), resulting in our receipt of gross proceeds of $119,002,236. As of August 30, 2012, we had 163,000,346 shares of our common stock remaining in our Offering.

We will offer shares of our common stock pursuant to the Offering until December 10, 2013, unless all shares being offered have been sold, in which case the Offering will be terminated. If all of the shares we are offering in the Offering have not been sold by December 10, 2013, we may extend the Offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our Offering of shares reserved for issuance pursuant to the DRIP until we have sold all shares allocated to the DRIP through the reinvestment of distributions, in which case participants in the DRIP will be notified. The Offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Therefore, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate the Offering at any time prior to the stated termination date.

Acquisition of Baylor Medical Center

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary–Our Investment Objectives” section on page 5 of the prospectus and the “Investment Objectives, Strategy and Criteria–Description of Real Estate Investments—Wholly-owned properties” section beginning on page 112 of the prospectus.

On August 29, 2012, HC-2727 E. Lemmon Avenue, LLC (“HC-2727 Lemmon”), a wholly-owned subsidiary of Carter/Validus Operating Partnership, LP (“CVOP”), our operating partnership, acquired 100% of the fee simple interest in a 24-bed, 62,390 square foot hospital (the “Baylor Medical Center”), located in Dallas, Texas, for a purchase price of $31,000,000, plus closing costs. The seller of the Baylor Medical Center, Bremnerduke Mary Shiels Development, L.P., is not affiliated with us, our advisor or our respective affiliates.

Financing and Fees

We financed the purchase of the Baylor Medical Center using net proceeds from our initial public offering and our existing line of credit. In connection with the acquisition, we paid an acquisition fee of approximately $620,000, or 2% of the purchase price, to our advisor, Carter/Validus Advisors, LLC.

Description of the Property

The Baylor Medical Center was constructed in 2010 with 62,390 square feet and is located on approximately 1.28 acres in Dallas, Texas. As of August 29, 2012, the Baylor Medical Center was 100% leased to MSH Partners, L.L.C. (“MSH Partners”), which is a joint venture between Baylor Health Care System and United Surgical Partners International.

In evaluating the Baylor Medical Center as a potential acquisition and determining the appropriate amount of consideration to be paid for such acquisition, a variety of factors were considered, including the property condition and environmental reports, physical condition and curb appeal, age, location, including visibility and access, tenant creditworthiness, the operators of the facility, United Surgical Partners International, which operates over 200 surgical properties, and Baylor Health Care System, lease terms, including rent, rent increases, length of lease term, specific tenant and landlord responsibilities, renewal options, expansion, termination, purchase options, exclusive and permitted use provisions, assignment, sublease and co-tenancy provisions, local market conditions, demographics and population growth patterns, neighboring properties, the potential for new property construction in the area and whether there were any anticipated required capital improvements.

The following table summarizes the acquisition of the Baylor Medical Center:

Property Description	Date Acquired	Year Built	Purchase Price	Fees Paid to Sponsor (1)	Initial Yield (2)	Average Yield(3)	Physical Occupancy
Baylor Medical Center	08/29/2012	2010	$31,000,000	$620,000	7.66%	9.15%	100.0%

(1)	Fees paid to sponsor include payments made to an affiliate of our advisor for acquisition fees in connection with the property acquisition. It does not include fees paid to any property manager, including our affiliated property manager. For more detailed information on fees paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 84 of the prospectus.

(2)	Initial yield is calculated as the current annualized rental income for the in-place leases at the respective property divided by the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and fees paid to our advisor or its affiliates. In general, the property is subject to a long-term net lease. Accordingly, our management believes that current annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.

(3)	Average yield is calculated as the average annual rental income, adjusted for any rent incentives, for the in-place lease over the non-cancellable lease term at the property divided by the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and fees paid to our advisor or its affiliates. In general, the property is subject to a long-term net lease. Accordingly, our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.

We believe the Baylor Medical Center is suitable for its present and intended purpose as a healthcare facility and adequately covered by insurance. We currently have no plans for any renovations, improvements or further development of the Baylor Medical Center.

The Baylor Medical Center is located in the Dallas, Texas metropolitan area, and as such may compete with other medical facilities for tenants if the current tenant lease is not renewed.

We will pay an affiliate of our advisor a property management and leasing fee of 3% of the gross monthly revenues derived from the operations of the Baylor Medical Center. Among other things, the property manager has the authority to negotiate and enter into leases for the Baylor Medical Center on our behalf, to incur costs and expenses, to pay property operating costs and expenses from property cash flow or reserves and to require that we provide sufficient funds for the payment of operating expenses. Our other affiliates may receive additional fees or compensation as a result of the acquisition of the Baylor Medical Center in accordance with the compensation provisions described in the prospectus.

Tenant Lease Expirations

The following information should be read in conjunction with the discussion contained in the “Investment Objectives, Strategy and Criteria—Description of Real Estate Investments—Tenant Lease Expirations—Wholly-owned properties” section on page 113 of the prospectus.

Wholly-owned properties

The following table shows, as of August 29, 2012, the principal provisions of the lease terms for the sole tenant of the Baylor Medical Center:

Tenant	Renewal Options	Current Annual Base Rent		Base Rent Per Square Foot	Lease Term
MSH Partners(1)	Four-5yr options	$2,347,000	(2)	$37.62	1/17/2011	1/31/2031

(1)	All of the operations and the principal nature of business of MSH Partners are healthcare related.
(2)	The annual base rent under the lease increases by 2.0% of the then-current base rent.

The following information should be read in conjunction with the discussion contained in the “Investment Objectives, Strategy and Criteria—Depreciable Tax Basis—Wholly-owned and joint venture properties” section appearing on page 116 of the prospectus.

Wholly-owned and joint venture properties

For 2011, the real estate taxes on the Baylor Medical Center were approximately $545,600. For federal income tax purposes, we estimate that the depreciable basis in the Baylor Medical Center will be approximately $27,900,000. For federal income tax purposes, we depreciate personal property and buildings based upon an estimated useful life of 7 and 39 years, respectively.

The following information should be read in conjunction with the discussion contained in the “Investment Objectives, Strategy and Criteria—Placement of Debt on Certain Real Property Investments—Entry Into a Line of Credit Facility” section beginning on page 114 of the prospectus.

Line of Credit Facility

Each subsidiary of CVOP in the collateral pool is a party to and guarantor of, the KeyBank Loan Agreement and has secured the KeyBank Line of Credit by executing a Mortgage or Deed of Trust and an Assignment of Leases and Rents for the benefit of the lender. The following table presents information on the properties in which CVOP has pledged a security interest that serves as collateral for the KeyBank Line of Credit since August 17, 2012:

Entity (1)	Property (2)	Date Added	Borrowing Base Availability (3)
HC-2727 Lemmon	Baylor Medical Center	August 29, 2012	$16,195,000

Total			$16,195,000

(1)	CVOP has assigned its rights under a property management agreement and advisory agreement of the entity as additional collateral to secure the KeyBank Line of Credit.

(2)	CVOP has pledged a security interest in the property that serves as collateral for the KeyBank Line of Credit pursuant to the terms of the KeyBank Loan Agreement and through the KeyBank Deed of Trust.

(3)	The actual amount of credit available under the KeyBank Line of Credit is a function of certain loan-to-cost, loan-to-value, debt yield and debt service coverage ratios contained in the KeyBank Loan Agreement.

As of the date of this prospectus supplement, we have drawn down $34,000,000 under the KeyBank Line of Credit and we have approximately $14,480,000 remaining available under the KeyBank Line of Credit.

Real Property Loans and Investments

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary—Description of Real Estate Investments” section beginning on page 9 of the prospectus and the “Investment Objectives and Criteria—Investing in and Originating Loans” section beginning on page 98 of the prospectus:

On August 21, 2012, we, through CVOP, entered into a preferred equity loan agreement with WH Hospital Property Company, LLC (“Walnut Hill Property Company”), an unaffiliated Texas limited partnership. Pursuant to the agreement, CVOP agreed to provide funds to Walnut Hill Property Company in an aggregate principal amount of $15,000,000 (the “WH Investment”), which will be used by Walnut Hill Property Company for the construction of the Walnut Hill Physicians Hospital, a 100-bed acute care hospital, located in Dallas, Texas. The Walnut Hill Physicians Hospital is expected to be completed in the next twelve to eighteen months.

The WH Investment is collateralized by an assignment made by the two sole members of the parent company of Walnut Hill Property Company (the “Holding Company”) to CVOP of 100% of the membership interest in the Holding Company, and is guaranteed by the Holding Company and the two sole members of the Holding Company (each, a “Guarantor”) under continuing, absolute and unconditional limited guaranty agreements, such that each Guarantor is jointly and severally liable for payment of the obligations under the WH Investment (including, but not limited to the Equity Participation (as defined below)) as a primary obligor.

The WH Investment is evidenced by a promissory note, a loan agreement and other related documents and agreements. The interest rate under the WH Investment is 10% per annum. The WH Investment can be prepaid in accordance with the terms of the preferred equity loan agreement and matures in February, 2018 (which is co-terminus with the maturity date of the Senior Loan (as defined below)), or earlier upon the occurrence of certain events.

Walnut Hill Property Company has also borrowed a construction loan (the “Senior Loan”) in the principal amount of $34,000,000 from a senior, unaffiliated to us, lender (the “Senior Lender”) to finance the construction of the Walnut Hill Physicians Hospital. The Senior Loan is secured by a first mortgage on the property and by the Holding Company’s membership interest in Walnut Hill Property Company, and the rights of CVOP under the WH Investment are subordinated to the rights of the Senior Lender under the Senior Loan.

As required by the loan agreement, and as a condition precedent to the initial funding under the WH Investment, Walnut Hill Property Company was capitalized in an amount equal to $21,000,0000. The initial funding by CVOP under the WH Investment was in the aggregate amount of $4,150,000. Subsequent funding under the WH Investment will be in the maximum principal amount of $1,000,000 per month.

As additional consideration for making the WH Investment, Walnut Hill Property Company has agreed to pay CVOP an amount of up to $4,000,000 (the “Equity Participation”) derived from a sale of the Walnut Hill Hospital. This payment will be calculated and paid in accordance with the terms of the promissory note evidencing the WH Investment.

In conjunction with making the WH Investment, an affiliate of our advisor entered into a Purchase Agreement, dated August 21, 2012 (the “Purchase Agreement”) with WH Hospital Property Company for the purchase of the Walnut Hill Physicians Hospital upon its completion. The Purchase Agreement and the rights and obligations thereunder can be assigned to CVOP. The purchase of the property is subject to certain conditions as set forth in the Purchase Agreement, including the maintenance by WH Hospital Property Company of certain financial benchmarks on the property, and the affiliate of our advisor has the right to terminate the Purchase Agreement for any or no reason within 30 days after the satisfaction of such conditions. The purchase price of the Walnut Hill Property is $90,000,000. Upon completion, the Walnut Hill Property will have in-place a 30 year non-cancellable lease with an initial annual lease rate of $9,000,000, which increases by 3% annually. In the event that certain principal closing conditions have not been satisfied by WH Hospital Property Company on or before December 31, 2016, the Purchase Agreement will automatically terminate and will be of no further force and effect.